Press Release

[Graphic omitted] Ahold
                                                                Royal Ahold
                                                                Public Relations




                                                            Date:  April 3, 2003
                                         For more information:+/-31 75 659 57 20



Ahold intends to divest its South American operations

Zaandam, The Netherlands, April 3, 2003 - Ahold today announced its intention to divest its operations in four South American countries - Brazil, Argentina, Peru and Paraguay -- in order to concentrate on its mature and most stable markets and to generate funds to pay down debt. As announced on February 5, 2003, the company is in current negotiations to divest its holdings in Chile.

No timing has been set for any specific divestment as Ahold is determined to negotiate transactions that maximize value. In addition, Ahold intends to withdraw from the South American market in a responsible way with respect to its customers, associates and suppliers.

Commenting on the exit from South America, Theo de Raad, Ahold Corporate Executive Board member responsible for Latin America and Asia, said: "We will continue to fully support our operations during this divestment process by ensuring that all our obligations to suppliers continue to be met. We will also seek to ensure that any new owners will continue to meet the obligations to our current associates as well as the expectations of our customers. Although we intend to proceed expeditiously with our divestment plan, we are determined to maximize the value we receive for these operations and obtain the best possible results for all our stakeholders."

Brazil
In Brazil, Ahold plans to sell its three wholly-owned operations: Bompreco, G. Barbosa and Hipercard. Ahold first entered Brazil in 1996. Operations in Brazil are profitable and unaudited net sales in 2002 reached an estimated Euro 1.3 billion generated through 119 Bompreco and 32 G. Barbosa supermarkets and hypermarkets at year-end. More than two million people hold the Bompreco Hipercard, the leading customer credit card in the Northeast of Brazil.

Argentina
In Argentina, Ahold intends to divest its wholly-owned subsidiary Disco S.A., once the 2002 annual accounts have been signed off. Ahold entered the Argentine market in 1998. Unaudited 2002 net sales reached an estimated Euro 762 million, generated through 236 stores at year-end. The turbulent economic circumstances in the country in recent years have led to a marked erosion of buying power across all income groups. Despite the regional slowdown, Disco is a strong competitor with substantial market share.


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax: +31 (0)75 659 8302

Peru
In Peru, despite the double-digit growth of its business, Ahold views the scale of the operations as small. Given the company's intended withdrawal from its major South American markets, Ahold plans to exit this market as well. Unaudited 2002 net sales reached an estimated Euro 243 million, generated through 32 supermarkets and hypermarkets at year-end.

Paraguay
In Paraguay, Ahold plans to sell its 10 stores that generated unaudited 2002 net sales of Euro 36 million.


Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of US. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include statements as to Ahold's intention to divest its South American operations, its determination to maximize values and its intentions to withdraw from these markets in a responsible manner, to fully support its operations and to ensure obligations to suppliers and associates are met. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from. future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include Ahold's ability to find buyers for each of its South American operations on terms that meet the criteria specified and that otherwise are acceptable to Ahold, its ability to complete the sale of its Chilean operations, completion of the ongoing review at Disco and the results thereof completion of Disco's 2002 annual accounts, limitations on A hold's liquidity and capital resources and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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